UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Suntron Corporation

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
86789P 10 0

(CUSIP Number)
Daniel F. Moorse
Thayer-BLUM Funding III, L.L.C.
1455 Pennsylvania Avenue, N.W.
Washington, D.C. 20004
(202) 371-0150
with a copy to:
Michael L. Kaplan, Esq.
Jeremy D. Zangara, Esq.
Greenberg Traurig, LLP
2375 E. Camelback Road
Suite 700
Phoenix, AZ 85016
(602) 445-8000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
October 3, 2007

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86789P 10 0	Page 1 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUNN Acquisition Corporation 26-1170930

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		24,892,751

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		24,892,751

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	24,892,751

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	90.1%

14	TYPE OF REPORTING PERSON (See Instructions)

	CO

CUSIP No. 86789P 10 0	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thayer-BLUM Funding III, L.L.C. 46-0468415

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,892,751

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		24,892,751

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	24,892,751

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	90.1%

14	TYPE OF REPORTING PERSON (See Instructions)

	OO (Limited Liability Company)

CUSIP No. 86789P 10 0	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thayer | Hidden Creek Partners, L.L.C. 20-1122378

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,892,751

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		24,892,751

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	24,892,751

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	90.1%

14	TYPE OF REPORTING PERSON (See Instructions)

	OO (Limited Liability Company)

CUSIP No. 86789P 10 0	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TC Equity Partners IV, L.L.C. 52-2121904

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,892,751

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		24,892,751

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	24,892,751

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	90.1%

14	TYPE OF REPORTING PERSON (See Instructions)

	OO (Limited Liability Company)

CUSIP No. 86789P 10 0	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thayer | Hidden Creek Management, L.P. 52-2121901

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,892,751

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		24,892,751

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	24,892,751

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	90.1%

14	TYPE OF REPORTING PERSON (See Instructions)

	PN

CUSIP No. 86789P 10 0	Page 6 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TC Co-Investors IV, L.L.C. 52-2139964

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,892,751

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		24,892,751

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	24,892,751

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	90.1%

14	TYPE OF REPORTING PERSON (See Instructions)

	OO (Limited Liability Company)

CUSIP No. 86789P 10 0	Page 7 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thayer Equity Investors IV, L.P. 52-2128525

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,892,751

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		24,892,751

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	24,892,751

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	90.1%

14	TYPE OF REPORTING PERSON (See Instructions)

	PN

CUSIP No. 86789P 10 0	Page 8 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TC KCo, L.L.C. 75-3146221

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,892,751

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		24,892,751

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	24,892,751

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	90.1%

14	TYPE OF REPORTING PERSON (See Instructions)

	OO (Limited Liability Company)

CUSIP No. 86789P 10 0	Page 9 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TC Manufacturing Holdings, L.L.C. 52-2298939

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,892,751

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		24,892,751

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	24,892,751

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	90.1%

14	TYPE OF REPORTING PERSON (See Instructions)

	OO (Limited Liability Company)

CUSIP No. 86789P 10 0	Page 10 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Blum Strategic Partners, L.P. 94-3303833

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,892,751

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		24,892,751

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	24,892,751

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	90.1%

14	TYPE OF REPORTING PERSON (See Instructions)

	PN

CUSIP No. 86789P 10 0	Page 11 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Blum Strategic GP, L.L.C. 94-3303831

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,892,751

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		24,892,751

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	24,892,751

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	90.1%

14	TYPE OF REPORTING PERSON (See Instructions)

	OO (Limited Liability Company)

CUSIP No. 86789P 10 0	Page 12 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Blum (K*TEC) Co-Investment Partners, L.P. 94-3385755

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,892,751

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		24,892,751

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	24,892,751

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	90.1%

14	TYPE OF REPORTING PERSON (See Instructions)

	PN

Item 1. Security and Issuer
This Amendment No. 1 (the “Amendment No. 1”) to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on March 7, 2002 (the “Schedule 13D”) relating to the Common Stock, par value $0.01 per share (the “Shares”), of Suntron Corporation, a Delaware corporation (“Suntron”). The principal executive offices of Suntron are located at 2501 West Grandview Road, Phoenix, Arizona 85023. All capitalized terms not otherwise defined in this Amendment No. 1 shall have the same meanings ascribed thereto in the Schedule 13D.
Item 2. Identity and Background
Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
This Schedule 13D is being filed jointly by SUNN Acquisition Corporation (“SUNN Acquisition”), Thayer-BLUM Funding III, L.L.C. (“Thayer-BLUM”), Thayer ï Hidden Creek Partners, L.L.C., TC Equity Partners IV, L.L.C., Thayer ï Hidden Creek Management, L.P., TC Co-Investors IV, L.L.C., Thayer Equity Investors IV, L.P., TC Manufacturing Holdings, L.L.C., TC KCo, L.L.C. (together each of Thayer ï Hidden Creek Partners, L.L.C., TC Equity Partners IV, L.L.C., Thayer ï Hidden Creek Management, L.P., TC Co-Investors IV, L.L.C., Thayer Equity Investors IV, L.P., TC Manufacturing Holdings, L.L.C., and TC KCo, L.L.C., the “Thayer Entities”), Blum Strategic Partners, L.P., Blum Strategic GP, L.L.C., and Blum (K*TEC) Co-Investment Partners, L.P. (together each of Blum Strategic Partners, L.P., Blum Strategic GP, L.L.C., and Blum (K*TEC) Co-Investment Partners, L.P., the “Blum Entities”) (each of SUNN Acquisition, Thayer-BLUM, the Thayer Entities, and the Blum Entities a “Reporting Person” and taken together the “Reporting Persons”). The Reporting Persons are filing this Schedule 13D because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D. Except as expressly otherwise set forth in this Schedule 13D, each of the Reporting Persons disclaims beneficial ownership of the Shares beneficially owned by any other Reporting Person or any other person. The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 99.1 hereto.
The following information is provided for the Reporting Persons that are corporations or otherwise constituted by groups of persons:

	Place of		Address of Principal Business
Name	Organization	Principal Business	and Principal Office
SUNN Acquisition Corporation	Delaware	Controlling stockholder of Suntron	1455 Pennsylvania Avenue, N.W., Suite 350 Washington, D.C. 20004

Thayer-BLUM Funding III, L.L.C.	Delaware	Controlling stockholder of SUNN Acquisition	1455 Pennsylvania Avenue, N.W., Suite 350 Washington, D.C. 20004

Thayer ï Hidden Creek Partners, L.L.C.	Delaware	General partner of Thayer ï Hidden Creek Management, L.P. and managing member of TC Equity Partners IV, L.L.C.	1455 Pennsylvania Avenue, N.W., Suite 350 Washington, D.C. 20004

TC Equity Partners IV, L.L.C.	Delaware	General partner of Thayer Equity Investors IV, L.P.	1455 Pennsylvania Avenue, N.W., Suite 350 Washington, D.C. 20004

Thayer ï Hidden Creek Management, L.P.	Delaware	Sole manager of TC Co-Investors IV, L.L.C.	1455 Pennsylvania Avenue, N.W., Suite 350 Washington, D.C. 20004

	Place of		Address of Principal Business
Name	Organization	Principal Business	and Principal Office
TC Co-Investors IV, L.L.C.	Delaware	Managing member of TC Manufacturing Holdings, L.L.C. and TC KCo, L.L.C.	1455 Pennsylvania Avenue, N.W., Suite 350 Washington, D.C. 20004

Thayer Equity Investors IV, L.P.	Delaware	Member of Thayer-BLUM Funding III, L.L.C.	1455 Pennsylvania Avenue, N.W., Suite 350 Washington, D.C. 20004

TC Manufacturing Holdings, L.L.C.	Delaware	Member of Thayer-BLUM Funding III, L.L.C.	1455 Pennsylvania Avenue, N.W., Suite 350 Washington, D.C. 20004

TC KCo, L.L.C.	Delaware	Member of Thayer-BLUM Funding III, L.L.C.	1455 Pennsylvania Avenue, N.W., Suite 350 Washington, D.C. 20004

Blum Strategic Partners, L.P.	Delaware	Member of Thayer-BLUM Funding III, L.L.C.	909 Montgomery Street Suite 400 San Francisco, CA 94133

Blum Strategic GP, L.L.C.	Delaware	General partner of Blum Strategic Partners, L.P. and of Blum (K*TEC) Co-Investment Partners, L.P.	909 Montgomery Street Suite 400 San Francisco, CA 94133

Blum (K*TEC) Co-Investment Partners, L.P.	Delaware	Member of Thayer-BLUM Funding III, L.L.C.	909 Montgomery Street Suite 400 San Francisco, CA 94133
The following information is provided for the directors and executive officers of SUNN Acquisition (the “SUNN Acquisition Directors and Officers”).

Name	Resident or Business Address	Position	Principal Occupation	Citizenship
Scott D. Rued	1455 Pennsylvania Avenue, N.W., Suite 350 Washington, D.C. 20004	President and Director of SUNN Acquisition	Managing Partner of Thayer ï Hidden Creek	U.S.

Douglas P. McCormick	1455 Pennsylvania Avenue, N.W., Suite 350 Washington, D.C. 20004	Director of SUNN Acquisition	Managing Partner of Thayer ï Hidden Creek	U.S.

Marc T. Schölvinck	909 Montgomery Street Suite 400 San Francisco, CA 94133	Vice President, Treasurer, Secretary, and Director of SUNN Acquisition	Partner and Chief Financial Officer of Blum Capital Partners, L.P.	U.S.
The following information is provided for the members of the Thayer-BLUM Board of Managers (the “Thayer-BLUM Managers”):

Name	Resident or Business Address	Position	Principal Occupation	Citizenship
Scott D. Rued	1455 Pennsylvania Avenue, N.W., Suite 350 Washington, D.C. 20004	Member of the Board of Managers of Thayer-BLUM	Managing Partner of Thayer ï Hidden Creek	U.S.

Douglas P. McCormick	1455 Pennsylvania Avenue, N.W., Suite 350 Washington, D.C. 20004	Member of the Board of Managers of Thayer-BLUM	Managing Partner of Thayer ï Hidden Creek	U.S.

Name	Resident or Business Address	Position	Principal Occupation	Citizenship
Ivor J. Evans	1455 Pennsylvania Avenue, N.W., Suite 350 Washington, D.C. 20004	Member of the Board of Managers of Thayer-BLUM	Operating Partner of Thayer ï Hidden Creek and Chairman of Suntron	U.S.

Marc T. Schölvinck	909 Montgomery Street Suite 400 San Francisco, CA 94133	Member of the Board of Managers of Thayer-BLUM	Partner and Chief Financial Officer of Blum Capital Partners, L.P.	U.S.
The following information is provided for the members of the Investment Committee of Thayer ï Hidden Creek Partners, L.L.C. (the “Investment Committee Members”):

Name	Resident or Business Address	Position	Principal Occupation	Citizenship
Frederic V. Malek	1455 Pennsylvania Avenue, N.W., Suite 350 Washington, D.C. 20004	Senior Advisor of Thayer ï Hidden Creek Partners, L.L.C.	Senior Advisor of Thayer ï Hidden Creek and Chairman of Thayer Capital	U.S.

Daniel M. Dickinson	1455 Pennsylvania Avenue, N.W., Suite 350 Washington, D.C. 20004	Managing Partner of Thayer ï Hidden Creek Partner, L.L.C.	Managing Partner of Thayer ï Hidden Creek	U.S.

Scott D. Rued	1455 Pennsylvania Avenue, N.W., Suite 350 Washington, D.C. 20004	Managing Partner of Thayer ï Hidden Creek Partners, L.L.C.	Managing Partner of Thayer ï Hidden Creek	U.S.

Douglas P. McCormick	1455 Pennsylvania Avenue, N.W., Suite 350 Washington, D.C. 20004	Managing Partner of Thayer ï Hidden Creek Partners, L.L.C.	Managing Partner of Thayer ï Hidden Creek	U.S.

James J. Forese	1455 Pennsylvania Avenue, N.W., Suite 350 Washington, D.C. 20004	Chief Operating Officer and Operating Partner of Thayer ï Hidden Creek Partners, L.L.C.	Chief Operating Officer and Operating Partner of Thayer ï Hidden Creek	U.S.

Richard A. Snell	1455 Pennsylvania Avenue, N.W., Suite 350 Washington, D.C. 20004	Operating Partner of Thayer ï Hidden Creek Partners, L.L.C.	Operating Partner of Thayer ï Hidden Creek and Chairman and Chief Executive Officer of Qualitor, Inc.	U.S.

Ivor J. Evans	1455 Pennsylvania Avenue, N.W., Suite 350 Washington, D.C. 20004	Operating Partner of Thayer ï Hidden Creek Partners, L.L.C.	Operating Partner of Thayer ï Hidden Creek and Chairman of Suntron	U.S.
The following information is provided for the members of Blum Strategic GP, L.L.C. (the “Blum Members,” and together with the Thayer-BLUM Managers and the Investment Committee Members, the “Members”).

Name	Resident or Business Address	Position	Principal Occupation	Citizenship
Richard C. Blum	909 Montgomery Street Suite 400 San Francisco, CA 94133	Managing Member of Blum Strategic GP, L.L.C.	President and Chairman of Blum Capital Partners, L.P.	U.S.

Nils Colin Lind	909 Montgomery Street Suite 400 San Francisco, CA 94133	Managing Member of Blum Strategic GP, L.L.C.	Managing Partner of Blum Capital Partners, L.P.	U.S. and Norway

John H. Park	909 Montgomery Street Suite 400 San Francisco, CA 94133	Member of Blum Strategic GP, L.L.C.	Partner of Blum Capital Partners, L.P.	U.S.

Name	Resident or Business Address	Position	Principal Occupation	Citizenship
Gregory L. Jackson	909 Montgomery Street Suite 400 San Francisco, CA 94133	Member of Blum Strategic GP, L.L.C.	Partner of Blum Capital Partners, L.P.	U.S.

Jane J. Su	909 Montgomery Street Suite 400 San Francisco, CA 94133	Member of Blum Strategic GP, L.L.C.	Partner of Blum Capital Partners, L.P.	U.S.

David H.S. Chung	909 Montgomery Street Suite 400 San Francisco, CA 94133	Member of Blum Strategic GP, L.L.C.	Partner of Blum Capital Partners, L.P.	U.S.

Nadine Terman	909 Montgomery Street Suite 400 San Francisco, CA 94133	Member of Blum Strategic GP, L.L.C.	Partner of Blum Capital Partners, L.P.	U.S.

Gregory D. Hitchan	909 Montgomery Street Suite 400 San Francisco, CA 94133	Member of Blum Strategic GP, L.L.C.	Partner, Chief Operating Officer, General Counsel, and Secretary of Blum Capital Partners, L.P.	U.S.

Marc T. Schölvinck	909 Montgomery Street Suite 400 San Francisco, CA 94133	Member of Blum Strategic GP, L.L.C.	Partner and Chief Financial Officer of Blum Capital Partners, L.P.	U.S.
ADDITIONAL INFORMATION REGARDING THE REPORTING PERSONS, THE SUNN ACQUISITION DIRECTORS AND OFFICERS, AND THE MEMBERS
On August 12, 2004, Mr. Malek and Thayer Capital Partners (of which he is the chairman) consented to the entry of an order by the U.S. Securities and Exchange Commission making findings and imposing remedial sanctions and cease-and-desist orders for disclosure violations under the securities laws. The order did not bar Mr. Malek or Thayer Capital Partners from the securities or investment advisers industries, and Mr. Malek and Thayer Capital Partners (currently known as Thayer | Hidden Creek) did not admit or deny the findings. To the knowledge of the Reporting Persons, during the last five years, no other Reporting Person, SUNN Acquisition Director and Officer, or Member (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
SUNN Acquisition, Thayer-BLUM, Circuit Test Intl. Grit L.P., Allen S. Braswell, Jr. L.P., Braswell Gifting Trust, Allee L. Braswell and Allen S. Braswell, Jr. as Joint Tenants, Allen S. Braswell III and Allen S. Braswell, Jr. as Joint Tenants, Allen S. Braswell, Jr. as Custodian of Alexandra Braswell UTMA Co., Richard L Monfort TR UA DTD 10-17-86 Walker Lee Monfort TR I, Richard L Monfort TR UA DTD 04-20-86 Lyndsey Meeker TR I, Richard L Monfort TR UA DTD 09-15-91 Sterling Richard Monfort TR I, Monfort Family Limited Partnership, and Rick Montera entered into a Contribution Agreement dated October 3, 2007, which is attached as Exhibit 99.2 hereto (the “Contribution Agreement”). These persons are referred to as the “SUNN Acquisition Stockholders.” In exchange for their Shares, each SUNN Acquisition Stockholder received an interest in SUNN Acquisition. The number and percentage of Shares contributed by each SUNN Acquisition Stockholder (compared to the total amount of Shares outstanding) are as follows:

Name of Contributing		Percentage of Total Shares	Percentage of Total
Stockholder	Shares Contributed	Contributed	Shares Outstanding
Thayer-BLUM Funding III, L.L.C.	24,582,191	98.75%	89.01%

Circuit Test Intl Grit LP	133,522	0.54%	0.48%

Allen S Braswell Jr LP	37,561	0.15%	0.14%

Braswell Gifting Trust	24,455	0.10%	0.09%

Allee L Braswell & Allen S Braswell Jr Jt Ten	2	0.00%	0.00%

Allen S Braswell III & Allen S Braswell Jr Jt Ten	2	0.00%	0.00%

Allen S Braswell Jr Cust Alexandra Braswell UTMA Co.	2	0.00%	0.00%

Richard L Monfort TR UA DTD 10-17-86 Walker Lee Monfort TR I	4,898	0.02%	0.02%

Richard L Monfort TR UA DTD 04-20-86 Lyndsey Meeker TR I	4,633	0.02%	0.02%

Richard L Monfort TR UA DTD 09-15-91 Sterling Richard Monfort TR I	1,985	0.01%	0.01%

Monfort Family Limited Partnership	67,875	0.27%	0.25%

Rick Montera	35,625	0.14%	0.13%

TOTAL	24,892,751	100.00%	90.1%

The only form of consideration utilized in this transaction was an exchange of the Shares owned by the SUNN Acquisition Stockholders for shares of SUNN Acquisition.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
The SUNN Acquisition Stockholders intend to cause SUNN Acquisition to effect a “short-form” merger with and into Suntron under Delaware General Corporation Law Section 253, and then cause Suntron to file a Form 15 (Certification of Termination of Registration of a Class of Security) with the Securities and Exchange Commission.
The short-form merger will enable the SUNN Acquisition Stockholders to acquire all of the Shares they will not already own, and will provide a source of liquidity to holders of those Shares. As a result of the short-form merger, each Share not owned by SUNN Acquisition will be converted into the right to receive $1.15 in cash, without interest.
For more information regarding the purpose of this transaction, see the Schedule 13E-3 of SUNN Acquisition and Thayer-BLUM, filed concurrently with this Amendment No. 1.
Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
(a) The Reporting Persons listed in Item 2 above may be deemed to be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of 24,892,751 Shares which accounts for approximately 90.1% of the outstanding Shares. To the knowledge of the Reporting Persons, none of the SUNN Acquisition Directors and Officers or Members have beneficial ownership of any of the Shares.

(b) The Reporting Persons have the sole or shared power to vote, direct the vote, dispose, or direct the disposition of the Shares in the following manner:

		Number of Shares as to which there is
			Sole power to	Shares power to
		Shared power to	dispose or to	dispose or to
	Sole power to vote	vote or to direct	direct the	direct the
	or direct the vote	the vote	disposition	disposition
SUNN Acquisition Corporation	24,892,751	0	24,892,751	0
Thayer-BLUM Funding III, L.L.C.	0	24,892,751	0	24,892,751
Thayer ï Hidden Creek Partners, L.L.C.	0	24,892,751	0	24,892,751
TC Equity Partners IV, L.L.C.	0	24,892,751	0	24,892,751
Thayer ï Hidden Creek Management, L.P.	0	24,892,751	0	24,892,751
TC Co-Investors IV, LLC	0	24,892,751	0	24,892,751
Thayer Equity Investors IV, L.P.	0	24,892,751	0	24,892,751
TC KCo, L.L.C.	0	24,892,751	0	24,892,751
TC Manufacturing Holdings, L.L.C.	0	24,892,751	0	24,892,751
Blum Strategic Partners, L.P.	0	24,892,751	0	24,892,751
Blum Strategic GP, L.L.C.	0	24,892,751	0	24,892,751
Blum (K*TEC) Co-Investment Partners, L.P.	0	24,892,751	0	24,892,751
To the knowledge of the Reporting Persons, the SUNN Acquisition Directors and Officers and the Members have no sole or shared power to vote, direct the vote, dispose, or direct the disposition of the Shares.
(c) There have been no transactions of the Shares by any of the Reporting Persons, the SUNN Acquisition Directors and Officers, or the Members in the past 60 days, other than as described herein.
(d) Not Applicable.
(e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
In connection with the Contribution Agreement, the members of Thayer-BLUM (the “TBF Members”) have entered into a Letter Agreement that governs the relationship of the TBF Members after the completion of the Merger, which is attached as Exhibit 99.3 hereto. The Letter Agreement provides that subsequent to the Merger, the TBF Members will take all necessary action to dissolve Thayer-BLUM and distribute the shares of Suntron (as the surviving corporation to the Merger) held by Thayer-BLUM to the TBF Members in proportion to their ownership of Thayer-BLUM. In addition, the Letter Agreement provides that concurrently with the dissolution of Thayer-BLUM, the TBF Members and the other SUNN Acquisition Stockholders will enter into a Stockholders’ Agreement that will govern the rights of the TBF Members and the other SUNN Acquisition Stockholders, including customary corporate governance provisions, restrictions on the transfer of shares, tag-along and drag-along rights, and registration rights. The Letter Agreement also provides that all fees and expenses incurred in connection with the transactions described therein shall be reimbursed by Suntron following the Merger.
To the knowledge of the Reporting Persons, except to the extent described in this Item 6 or in Items 3 and 4 above, and as set forth in the related Schedule 13E-3, no Reporting Person has any other contracts, arrangements, understandings, or relationships (legal or otherwise) with any persons with respect to Suntron’s securities.

Item 7. Material to be Filed as Exhibits
Exhibit 99.1. Joint Filing Agreement, among each Reporting Person, dated October 3, 2007.
Exhibit 99.2. Contribution Agreement, dated October 3, 2007.
Exhibit 99.3. Letter Agreement, dated October 3, 2007.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 3, 2007

SUNN ACQUISITION CORPORATION

By:	/s/ Scott D. Rued

Name:	Scott D. Rued
Its:	President

THAYER-BLUM FUNDING III, L.L.C.

By:	/s/ Scott D. Rued

Name:	Scott D. Rued
Its:	Manager

THAYER ï HIDDEN CREEK PARTNERS, L.L.C.

By:	/s/ Lisa M. Withers

Name:	Lisa M. Withers
Its:	Attorney-in-Fact

TC EQUITY PARTNERS IV, L.L.C.

By:	Thayer ï Hidden Creek Partners, L.L.C.
Its:	Managing Member

	By:	/s/ Lisa M. Withers

	Name:	Lisa M. Withers
	Its:	Attorney-in-Fact

THAYER ï HIDDEN CREEK MANAGEMENT, L.P.

By:	Thayer ï Hidden Creek Partners, L.L.C.
Its:	General Partner

	By:	/s/ Lisa M. Withers

	Name:	Lisa M. Withers
	Its:	Attorney-in-Fact
SIGNATURE PAGE TO SCHEDULE 13D

TC CO-INVESTORS IV, L.L.C.

By:	Thayer ï Hidden Creek Management, L.P.
Its:	Sole Manager

By:	Thayer ï Hidden Creek Partners, L.L.C.
Its:	General Partner

	By:	/s/ Lisa M. Withers
	Name:	Lisa M. Withers
	Its:	Attorney-in-Fact

THAYER EQUITY INVESTORS IV, L.P.

By:	TC Equity Partners IV, L.L.C.
Its:	General Partner

By:	Thayer ï Hidden Creek Partners, L.L.C.
Its:	Managing Member

	By:	/s/ Lisa M. Withers

	Name:	Lisa M. Withers
	Its:	Attorney-in-Fact

TC MANUFACTURING HOLDINGS, L.L.C.

By:	TC Co-Investors IV, L.L.C.
Its:	Managing Member

By:	Thayer ï Hidden Creek Management, L.P.
Its:	Sole Manager

By:	Thayer ï Hidden Creek Partners, L.L.C.
Its:	General Partner

	By:	/s/ Lisa M. Withers

	Name:	Lisa M. Withers
	Its:	Attorney-in-Fact
SIGNATURE PAGE TO SCHEDULE 13D

TC KCO, L.L.C.

By:	TC Co-Investors IV, L.L.C.
Its:	Managing Member

By:	Thayer ï Hidden Creek Management, L.P.
Its:	Sole Manager

By:	Thayer ï Hidden Creek Partners, L.L.C.
Its:	General Partner

	By: Name:	/s/ Lisa M. Withers Lisa M. Withers
	Its:	Attorney-in-Fact

BLUM (K*TEC) CO-INVESTMENT PARTNERS, L.P.

By:	Blum Strategic GP, L.L.C.
Its:	General Partner

	By:	/s/ Gregory D. Hitchan

	Name:	Gregory D. Hitchan
	Its:	Member

BLUM STRATEGIC PARTNERS, L.P.

By:	Blum Strategic GP, L.L.C.
Its:	General Partner

	By:	/s/ Gregory D. Hitchan

	Name:	Gregory D. Hitchan
	Its:	Member

BLUM STRATEGIC GP, L.L.C.

By:	/s/ Gregory D. Hitchan

Name:	Gregory D. Hitchan
Its:	Member
SIGNATURE PAGE TO SCHEDULE 13D